

September 29, 2022

Donald E. Brown
Chief Financial Officer
NiSource Inc.
801 East 86th Avenue
Merrillville, IN 46410

> **Re: NiSource Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 23, 2022**
> **File No. 001-16189**

Dear Mr. Brown:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation